Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years Ended December 31,
	2010	2011	2012	2013	2014
Earnings:
Income (loss) from continuing operations before taxes before adjustment for income or loss from equity investees	$104,590	$145,100	$(165,369)	$175,730	$220,110
Amortization of previously capitalized interest	—	—	—	40	79
Capitalized interest	—	—	(400)	(393)	—
Non-controlling interest income	(861)	(1,021)	(955)	(1,466)	(1,901)

Total earnings	$103,729	$144,079	$(166,724)	$173,911	$218,288

Fixed Charges:
Interest expense	$72,281	$57,010	$55,149	$41,946	$49,561
Amortization of debt expense	7,750	13,526	14,416	14,959	15,897
Capitalized interest	—	—	400	393	—
Interest factor in rents (1)	10,477	9,977	8,071	8,811	9,809

Total fixed charges	$90,508	$80,513	$78,036	$66,109	$75,267

Total earnings available for fixed charges	$194,237	$224,592	$(88,688)	$240,020	$293,555

Ratio of earnings to fixed charges	2.1	2.8	— (2)	3.6	3.9

(1)	One-third of all rental expense is deemed to be interest, which we believe to be a reasonable approximation of the interest factor of our leases.
(2)	Due to our loss from continuing operations before taxes before adjustment for income or loss from equity investees for the year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $166.7 million to achieve a coverage of 1:1.